UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

Mesa Laboratories, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59064R109
(CUSIP Number)

Evan Guillemin
SEG Ventures, LLC
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)

Michael Brandt
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-800

September 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON SEG VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON GEORGE S. LOENING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,297
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,297
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON EVAN C. GUILLEMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,067*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,067*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

* Includes 9,899 Shares underlying options that are exercisable within 60 days of the date hereof.

CUSIP NO. 59064R109

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the Shares of the Issuer to amend the Schedule 13D filed on December 21, 2010 (as amended by this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Effective September 20, 2018, SEG Ventures, LLC (“SEG Ventures”) liquidated and distributed its 171,155 Shares to the four individual owners of SEG Ventures on a pro rata basis based on their respective ownership of SEG Ventures. Mr. Guillemin received 63,168 Shares and Mr. Loening received 50,297 Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 3,850,775 Shares outstanding, as of September 10, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 20, 2018.

As of the close of business on September 20, 2018, SEG Ventures beneficially owned no Shares, Mr. Loening beneficially owned the 50,297 Shares he received in connection with the liquidation of SEG Ventures, constituting approximately 1.3% of the Shares outstanding, and Mr. Guillemin beneficially owned the 63,168 Shares he received in connection with the liquidation of SEG Ventures and the 9,899 Shares underlying options that are exercisable within 60 days of the date hereof, directly owned by Mr. Guillemin, collectively constituting approximately 1.9% of the Shares outstanding.

(b) Each of Mr. Loening and Mr. Guillemin has sole voting and dispositive power over the Shares directly owned by him.

(c) Item 4 of this Amendment No. 1 is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of September 20, 2018, the Reporting Persons do not beneficially own more than five percent of the Shares outstanding.

CUSIP NO. 59064R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018

SEG VENTURES, LLC

By:	/s/ Evan C. Guillemin
	Name:	Evan C. Guillemin
	Title:	Member

/s/ Evan C. Guillemin
EVAN C. GUILLEMIN

/s/ George S. Loening
GEORGE S. LOENING